UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

EQUITY ONE, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

690113105
(CUSIP Number)

Steven J. Glusband
Carter, Ledyard & Milburn
2 Wall Street, New York, New York 10005
(212) 732-3200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 8, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box *.

Note: Schedules filed in paper format will include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294752100
1		NAME OF REPORTING PERSON: David Wertheim I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) * (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS: BK, HC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):*
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7 8 9 10
SOLE VOTING POWER: 0 shares of Common Stock

SHARED VOTING POWER:  4,599,441 shares of Common Stock

SOLE DISPOSITIVE POWER:  0 shares of Common Stock

SHARED DISPOSITIVE POWER: 4,599,441 shares of Common Stock

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,599,441 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.92%
14		TYPE OF REPORTING PERSON: IN

CUSIP No. 294752100
1		NAME OF REPORTING PERSON: Drorit Wertheim I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) * (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS: BK, HC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):*
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7 8 9 10
SOLE VOTING POWER: 0 shares of Common Stock

SHARED VOTING POWER:  4,599,441 shares of Common Stock

SOLE DISPOSITIVE POWER: 0 shares of Common Stock

SHARED DISPOSITIVE POWER: 4,599,441 shares of Common Stock

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,599,441 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.92%
14		TYPE OF REPORTING PERSON: IN

CUSIP No. 294752100
1		NAME OF REPORTING PERSON: Nathan Hetz I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) * (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS: BK, HC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):*
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7 8 9 10
SOLE VOTING POWER:  22,200 shares of Common Stock

SHARED VOTING POWER:  4,599,441 shares of Common Stock

SOLE DISPOSITIVE POWER:  22,200 shares of Common Stock

SHARED DISPOSITIVE POWER: 4,599,441 shares of Common Stock

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,599,441 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.92%
14		TYPE OF REPORTING PERSON: IN

CUSIP No. 294752100
1		NAME OF REPORTING PERSON: Klara Hetz I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) * (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS: BK, HC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):*
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7 8 9 10
SOLE VOTING POWER:  0 shares of Common Stock

SHARED VOTING POWER:  4,599,441 shares of Common Stock

SOLE DISPOSITIVE POWER:  0 shares of Common Stock

SHARED DISPOSITIVE POWER: 4,599,441 shares of Common Stock

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,599,441 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.92%
14		TYPE OF REPORTING PERSON: IN

This Amendment No. 7 to the Statement on Schedule 13D dated December 8, 2010 is to report that the ownership percentage for the shares of common stock, $0.01 par value (the “Common Stock”), of Equity One, Inc., a Maryland corporation (the “Issuer”) held by A.H. Investments U.S., L.P., a Delaware Limited Partnership (“AH Investments”) has declined to less than 5% of the outstanding shares of the Issuer.  The Issuer reported an increase in the number of its outstanding shares in its most recent filing with the SEC.  Mr. David Wertheim, his sister, Ms. Drorit Wertheim, Mr. Nathan Hetz and his spouse, Mrs. Klara Hetz, control AH Investments.

Item 2.           Identity and Background

This Statement is being filed by David Wertheim, his sister, Drorit Wertheim, Nathan Hetz and his spouse Klara Hetz.

Mr. David Wertheim, a citizen of the State of Israel, is managing director of M. Wertheim (Holdings) Ltd. (“Wertheim Holdings”), an Israeli holding company owned by him (69%) and his sister, Drorit Wertheim (26%) and Gazit Rotenberg & Co. (5% held in trust for Drorit Wertheim).  Wertheim Holdings owns equity interests in several companies engaged in real estate, media, high tech and finance.  The principal business and office address of Wertheim Holdings is 7 Jabotinsky Street, Ramat Gan, Israel.  Mr. David Wertheim is a director of Wertheim Holdings and its affiliates and other private companies.  Mr. David Wertheim’s residence address is 49 Sheshet Hayamim Street, Ramat Hasharon, Israel.

Ms. Drorit Wertheim, a citizen of the State of Israel, is the owner and chief executive officer of Country Floors Ltd., an Israeli private company engaged in importing construction products.  Ms. Drorit Wertheim’s residence address is Moshav Bnei Atarot P.O. Box 220, 60991, Israel.

Mr. Hetz, a citizen of the State of Israel, is chief executive officer of AHPI (see above). Mr. Hetz is also the managing director of several private holding companies, whose main investment is their ownership interest in AHPI and that are controlled by Mr. Hetz (50%) and Mrs. Hetz (50%).  The principal business and office address of these companies is c/o Klara and Nathan Hetz, 12 Litvinsky Street, Ramat Gan, Israel.  Mr. Hetz serves as chairman of the board of directors of Amot Investments Ltd. and as a member of the board of AHPI, both of which companies are listed on the TASE.  Mr. Hetz also serves as a member of the board of PSP Swiss Property AG, a company traded on the Zurich Stock Exchange, Equity One, a company traded on NY Stock Exchange, First Capital Realty, a company traded on Toronto Stock Exchange.  The residence address of Mr. Hetz is 12 Litvinsky Street ,Ramat Gan, Israel.

Mrs. Hetz, a citizen of the State of Israel, is a homemaker.  Mrs. Hetz serves as a director on the board of directors of several family owned holding companies.  Mrs. Hetz’s residence address is 12 Litvinsky Street ,Ramat Gan Israel.

AHPI is controlled by Wertheim Holdings (25.15%) and Mr. and Mrs. Hetz through private Israeli holding companies (21.39%).  Pursuant to a shareholders agreement entered into by these parties and dated October 31, 1996 (the “Shareholders Agreement”) the parties agreed to vote at AHPI’s general meetings of shareholders in a manner to be decided upon at preliminary meetings that will be held by the parties before such general meetings.  The parties further granted each other a right of first refusal in the event either party reduces or intends to reduce its shareholdings in AHPI to 6,000,000 or less shares and proposes to sell any of such shares to a third party.  The term of the Shareholders Agreement is ten years or for as long as one of the parties holds 5% of the issued and outstanding share capital of AHPI on a fully diluted basis.

During the last five years, none of Mr. Wertheim, Ms. Wertheim Mr. Hetz or Mrs. Hetz has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.           Purpose of Transaction

Not applicable.

Item 5.         Interest in Securities of the Issuer

ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

(a) and (b) Each of David Wertheim, Drorit Wertheim, Nathan Hetz and Klara Hetz is the indirect beneficial owner of 4,599,441 shares of Common Stock, or approximately 4.92% of the 93,566,000 shares of Common Stock of the Issuer issued and outstanding as of December 8, 2010.  All the above numbers of issued and outstanding shares of the Issuer and percentages of ownership are based on information disclosed by the Issuer.

AH Investments is the record holder of 4,442,910 shares of Common Stock and AH Holdings is the record holder of 156,531 shares of Common Stock.  AH Investments is a limited liability partnership in which AH Holdings is the general partner and AHPI is the limited partner.  AH Holdings is a Delaware wholly owned subsidiary of AHPI.  AHPI is an Israeli corporation, whose shares trade on the Tel Aviv Stock Exchange, which is (46.54%) controlled by Wertheim Holdings (25.15%), and Mr. and Mrs. Hetz through private holding companies (21.39%).  Wertheim Holdings is an Israeli holding company owned by Mr. David Wertheim (69%) and his sister, Drorit Wertheim (26%) and Gazit Rotenberg & Co. (5% held in trust for Drorit Wertheim).  Pursuant to the Shareholders Agreement entered into by these parties and dated October 31, 1996 pertaining to, among others, the voting of their shares of AHPI.  Each of the Mr. Wertheim, Ms. Wertheim, Mr. Hetz and Mrs. Hetz has shared voting power with each other with respect to the 4,599,441 shares of Common Stock.

In addition Mr. Nathan Hetz directly holds 22,200 shares of Common Stock, or approximately 0.02% of the 93,566,000 shares of Common Stock of the Issuer issued and outstanding as of December 8, 2010.

      (c) Mr. Wertheim, Ms. Wertheim, Mr. Hetz and Mrs. Hetz have not effected, directly or indirectly (through Wertheim Holdings, AHPI, AH Holdings or AH Investments) any transactions in the shares of Common Stock of the Issuer during the sixty (60) days prior to the filing of this Statement.

      (d) Not applicable.

Item 6.           Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Amendment to the Statement is true, complete and correct.

Date:           December 8, 2010

/s/David Wertheim
David Wertheim

/s/Drorit Werthiem
Drorit Wertheim

/s/Nathan Hetz
Nathan Hetz

/s/Klara Hetz
Klara Hetz